MERRILL LYNCH MORTGAGE INVESTORS, INC.
One Bryant Park – 11th Floor
New York, NY 10036

February 14, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Merrill Lynch Mortgage Investors, Inc.
Request to Withdraw Registration Statement

Ladies and Gentlemen:

In response to the letter dated July 13, 2011 from Justin Dobbie, Merrill Lynch Mortgage Investors, Inc. (the “Company”) hereby requests the withdrawal of its registration statement on Form S-3 filed on March 5, 2010, File No. 333-165269 (the “Registration Statement”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Securities Act”).

The Registration Statement was never declared effective by the Securities and Exchange Commission (“Commission”) and is being withdrawn because the Company does not have a need for it at the present time.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Please feel free to contact me at (646) 855-0183 if you have any questions.

Respectfully,

/s/ Michael M. McGovern

Michael M. McGovern
Director